MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND INCORPORATED

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Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005. We believe our Investment Philosophy is a wise way to invest. Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

In the News Meridian Growth Fund ranks 9th in U.S. Small Cap category in Christopher Condon’s “The Best Performing Mutual Funds” - Bloomberg Markets May 2012 Meridian Growth Fund ranks 10th in 20 years performance for Midsize-company funds in “Winners scorecard: Funds with the best returns” - Mutual Funds 2012 Press Release, February 17, 2012. Death of Richard Aster The 2011 Wall Street Transcript interview with Richard Aster 2011 Income and Capital Gain Distributions Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011.

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IMPORTANT ANNOUNCEMENT

Because you are a Meridian Fund shareholder you should have recently received a package in the mail containing information on important proposals concerning your Fund.

Please vote your shares promptly.

JOINT SPECIAL MEETING OF SHAREHOLDERS HAS BEEN ADJOURNED

NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 19, 2012 TO VOTE YOUR PROXY GO TO www.proxyvote.com

Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011 Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”. CNNMoney.com October 19, 2011 Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011

Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”. - Bloomberg Markets October 2011 Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”. - Kiplinger’s Personal Finance September 2011 Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”. - Kiplinger’s Personal Finance August 2011 Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”. - www.fool.com June 16, 2011 Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”. - money.usnews.com June 1, 2011 Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”. - Financial Advisor Magazine June, 2011 Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”. - online.barrons.com April, 2011 Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”. - LOUIS RUKEYER’S MUTUAL FUNDS April, 2011 Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”. - MarketScope Advisor March 29, 2011 Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”. - Kiplinger.com March 23, 2011 Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. - Morningstar March 10, 2011 Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger’s Mutual Funds 2011 Spring 2011 Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” - Money Magazine Investor’s Guide for 2011 January/February 2011 Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010 Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” - Morningstar December 2010 Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” - Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer - Kiplinger’s Personal Finance August 2010 Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” - Louis Rukeyser’s Mutual Funds July 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE - Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” - Kiplinger.com May 2010

Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” - Money Magazine February 2010 2009 Income and Capital Gain Distributions Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” - Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” - Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” - Louis Rukeyser’s Mutual Funds June 2009 Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” - Forbes Magazine February 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” - SmartMoney Magazine January 2009 Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008. The 2008 Wall Street Transcript interview with James England The 2007 Wall Street Transcript interview with Richard Aster Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” - IR Magazine September 2007 Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” - Kiplinger’s Mutual Funds 2007 Magazine Spring 2007 Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” – SmartMoney Magazine February 2007 Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” – Money Magazine January 2007 Meridian Growth Fund included in Consumer Reports List of Top Funds – Consumer Reports January 2007 The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster Meridian Value Fund included in New ‘superstar portfolio’ strategy – MarketWatch September 11, 2006

Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.

Meridian Growth and Meridian Value Funds included in Money65 list - Money February 2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks - Kiplinger’s Mutual Funds 2006 Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds - USA Today March 3, 2006

Lipper Ranks Meridian Value Fund Number One

(© 2006 REUTERS. Click for Restrictions) Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners” More Articles Featuring Meridian

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy

Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

IMPORTANT NOTICE – IMMEDIATE ATTENTION REQUESTED

Meridian Fund, Inc.

Meridian Growth Fund

Meridian Value Fund

JOINT SPECIAL MEETING OF SHAREHOLDERS

HAS BEEN ADJOURNED

Dear Shareholder,

We recently distributed proxy materials relating to a joint special meeting of shareholders of Meridian Growth Fund and Meridian Value Fund, each a series of Meridian Fund, Inc. The special meeting for each Fund, originally scheduled for June 19, 2012 at 3:00 p.m. Pacific Time, has been adjourned in order to give shareholders additional time to vote their shares. The reconvened special meeting of shareholders of each Fund will be held on July 10, 2012 at 3:00 p.m. Pacific Time in the auditorium located at 80 E. Sir Francis Drake Blvd., Wood Island, Larkspur, CA 94939. The record date for the special meeting will remain April 18, 2012.

After repeated attempts, we still have not received your vote. Shareholder action is required to approve a new investment management agreement for each Fund to ensure that each Fund continues to be managed by Aster Investment Management Co., Inc.

The Board of Directors of Meridian Fund, Inc. has unanimously recommended that shareholders vote in favor of the new investment management agreement proposal. If we do not have a sufficient number of votes, the Board of Directors will be forced to take such actions it deems appropriate and in the best interests of the Funds and their shareholders, including potentially closing the Funds. We urge you to vote today without further delay.

You may utilize any of the following options today to cast your vote:

1.	By Internet: You may cast your vote on-line by logging on to the website printed on the enclosed Proxy Card and following the instructions provided on the website.

2.	By Telephone: You may cast your vote by telephone by calling the number printed on the enclosed Proxy Card and following the instructions provided.

3.	By Mail: If you prefer to vote by mail, please complete the enclosed Proxy Card(s) and return it in the enclosed postage-paid envelope.

Remember, your vote is critically important. Please vote promptly.

If you have any questions regarding the proposal, please call your Fund’s proxy solicitor, Broadridge Financial Solutions, Inc. (“Broadridge”), at 1-877-708-3613. Certain shareholders of each Fund may receive telephone calls from representatives of Broadridge if their votes have not yet been received.

Thank you for your prompt attention to this important matter.